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SECURITIES  ION

04004372

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
| 8 - 51195 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2003___ AND ENDING ___DECEMBER 31, 2003___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

RG SECURITIES, LLC

| OFFICIAL USE ONLY |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 EAB PLAZA WEST TOWER 6TH FLOOR

(No. And Street)

SEC MAIL RECEIVED MAR - 1 2004 WASH. D.C.

UNIONDALE   NY   11556
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES SCIBELLI   (516) 522-2570
                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                    (Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET   NEW YORK   NY   10165
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| |

claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____ JAMES SCIBELLI _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ RG SECURITIES, LLC _____ , as of _____ DECEMBER 31, 2003 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

RAE SMOLOWITZ
NOTARY PUBLIC, State of New York
No. 4809886
Qualified In Nassau County
Certificate Filed In New York County
Commission Expires October 31, 2006

This report ** contains (check all applicable boxes):

☑	(a)	Facing page.
☑	(b)	Statement of Financial Condition.
☑	(c)	Statement of Income (Loss).
☑	(d)	Statement of Cash Flows.
☑	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
☑	(g)	Computation of Net Capital
☑	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
☑	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
☑	(l)	An oath or affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
☑	(o)	Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

RG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003



FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
RG Securities, LLC:

We have audited the accompanying statement of financial condition of RG Securities, LLC (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RG Securities, LLC, as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 7, 2004

RG SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 1,905
Investments	718,835
Due from Broker	18,098
TOTAL ASSETS	**$ 738,838**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:

Accrued Expenses	$ 5,500
TOTAL LIABILITIES	5,500

MEMBERS' CAPITAL:

Members' Capital	733,338
TOTAL MEMBERS' CAPITAL	738,338
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 738,838

The accompanying notes are an integral part of this financial statement.

RG SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RG Securities, LLC (the "Company") was registered as a limited liability company on February 20, 1998 in the State of New York. The Company registered with the Securities and Exchange Commission as a broker/dealer in 1999 and became a member of the National Association of Securities Dealers, Inc. The Company is an advisor to other companies on financial matters regarding financing and/or securities offerings for companies, public or private, to do private placements of securities and to structure subordinated debt transactions.

The Company maintains its books and records on a basis consistent with generally accepted accounting principles.

NOTE 2 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined and maintaining minimum statutory net capital. At December 31, 2003, the Company's net capital and excess net capital were $16,913 and $11,913 respectively.

NOTE 3 -   RELATED PARTY TRANSACTIONS

By agreement the Company reimburses Roberts & Green Inc., a company related by common ownership, for rent, and other related expenses such as telephone, and other personnel and variable costs. The amount reimbursed is based on the fair market value for the allocated portion of these expenses.

NOTE 4 -   INCOME TAXES

The Company has elected to be taxed as a partnership under the Internal Revenue Code and New York State. Accordingly, no provision for federal and state income taxes is required. The members of the Company are liable for the taxes on their share of the Company's income or loss.

The Company is subject to the annual New York State Limited Liability Company Fee of $500.